Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Consulting Group Capital Markets Fund:

We consent to the use of our report, incorporated herein by reference, dated October 26, 2006, for the Large Capitalization Value Equity Investments, Large Capitalization Growth Investments, Small Capitalization Value Equity Investments, Small Capitalization Growth Investments, International Equity Investments, Emerging Markets Equity Investments, Government Money Investments, Core Fixed Income Investments, High Yield Investments, Municipal Bond Investments and International Fixed Income Investments, each a series of Consulting Group Capital Markets Funds, as of August 31, 2006 and to the references to our firm under the headings “Financial highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

December 27, 2006